HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________                  harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414

                                 March 22, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Ms. Anne Nguyen Parker
            Mr. John P. Lucas

      Re:   Synergy Resources Corporation
            Registration Statement on Form S-3
            File No. 333-186726

      This office represents Synergy Resources Corporation (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form S-3 has been filed with the Commission. The following are the Company's responses to the staff's comments received by letter dated March 18, 2013. The Company is also sending by overnight courier two copies of Amendment No. 1, marked to show changes to the initial filing. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                    Page Number

  1. Comment complied with. 1

  2. Comment complied with. 6, 12

  3. o  The filing has been revised throughout for consistency
        and clarity.                                                 1, 5, 13

     o  The Registration Statement has been amended to remove all
        references to notes.                                         1, 5, 13

     o  We have indicated, and revised for consistency, in all
        applicable places that we are registering common stock and preferred stock issuable upon the conversion of convertible
        preferred stock.                                             1, 5, 13

     o  We have indicated, and revised for consistency, in all
        applicable places that we are registering common stock
        and preferred stock issuable upon conversion of convertible preferred stock or the exercise of warrants and rights.
        The common stock and preferred stock have been included
        in the fee table.                                            1, 5, 13

  4. o  Each security being offered is included in the fee table.   Fee table

     o  The Registration Statement has been amended to include
        descriptions of warrants and rights.                          16, 17

     o  The Registration Statement has been amended to provide
        a reference to a form of warrant agreement and form of
        rights agreement, which would be filed as an exhibit to
        a Current Report on Form 8-K in connection with a future
        offering.                                                 Exhs.4.2 & 4.3

     o  The legal opinion provided as Exhibit 5.1 has been revised
        to cover each of the securities being registered.              Exh.5

                                                                    Page Number

      5.    Comment complied with.                                        1

      6.    Comment complied with.                                      19, 20

      7.    Comment complied with. Please note that William T.
            Hart, P.C. is a member of Hart & Hart, LLC.               Exh. 5.1



      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T.  Hart

                                          By
                                             William T. Hart